SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Tableau Software, Inc.
(Name of Issuer)

Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)

87336U105
(CUSIP Number)

December 31, 2013
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 5 Pages)

______________________________

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87336U105	13G/A	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON GLG Partners LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,222,809 shares of Class A Common Stock
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,222,809 shares of Class A Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,222,809 shares of Class A Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.14%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 87336U105	13G/A	Page 3 of 5 Pages

1	NAME OF REPORTING PERSON GLG Partners Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,222,809 shares of Class A Common Stock
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,222,809 shares of Class A Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,222,809 shares of Class A Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.14%
12	TYPE OF REPORTING PERSON IA, HC

CUSIP No. 87336U105	13G/A	Page 4 of 5 Pages

This Amendment No. 1 (this "Amendment") amends the statement on Schedule 13G filed on November 12, 2013 (the "Original Schedule 13G" and the Original Schedule 13G as amended, the "Schedule 13G"), with respect to shares of Class A common stock, par value $0.0001 per share (the "Common Stock"), of Tableau Software, Inc., a Delaware corporation (the "Company"). Capitalized terms used herein and not otherwise defined in this Amendment have the meanings set forth in the Schedule 13G. This Amendment amends and restates Item 4 in its entirety as set forth below.

Item 4.	OWNERSHIP

The information required by Items 4(a) – (c) is set forth in Rows (5) – (11) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person. The Company's Prospectus filed pursuant to Rule 424(b)(4) on November 8, 2013, indicates that there are 17,130,000 shares of Class A Common Stock outstanding after giving effect to the completion of the Class A Common Stock offering, as described therein. The percentage set forth in Row (11) of the cover page for each Reporting Person is based on the Company's outstanding shares of Class A Common Stock.

The Investment Manager, which serves as the investment manager to each of the GLG Funds, may be deemed to be the beneficial owner of all of the shares of Class A Common Stock owned by the GLG Funds. GLG Inc., which serves as the investment manager to a fund that is affiliated with the GLG Funds, may be deemed to be the beneficial owner of all of the shares of Class A Common Stock owned by such fund. The Investment Manager exercises its investment authority directly or indirectly through various entities, including, without limitation, GLG Inc. The General Partner, as general partner to the Investment Manager, may be deemed to be the beneficial owner of all of the shares of Class A Common Stock owned by the GLG Funds. Each of the Investment Manager, the General Partner and GLG Inc. hereby disclaims any beneficial ownership of any such shares of Class A Common Stock, except for their pecuniary interest therein.

CUSIP No. 87336U105	13G/A	Page 5 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATE: February 14, 2014

GLG PARTNERS LP

By: /s/ Michelle Robyn Grew
Name: Michelle Robyn Grew
Title: Global Head of Compliance & Regulatory

GLG PARTNERS LIMITED
Individually and in its capacity as General Partner of GLG Partners LP

By: /s/ Geoffrey Galbraith
Name: Geoffrey Galbraith
Title: Chief Operating Officer